SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.

WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000

FAX: (202) 393-5760

www.skadden.com

November 16, 2006

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:	H. Christopher Owings
Assistant Director

RE:	Spectra Energy Corp (formerly known as Gas SpinCo, Inc.)
Amendment No. 1 to Registration Statement on Form 10 Filed
October 23, 2006 Commission File No. 1-33007

Dear Mr. Owings:

On behalf of Spectra Energy Corp (the “Company”), we are hereby responding to comments by the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated November 3, 2006 (the “Comment Letter”), in connection with Amendment No. 1 to the above-captioned registration statement (as so amended, the “Registration Statement”). Page references contained in this response are to the form of information statement (the “Information Statement”) included in Amendment No. 2 to the Registration Statement, which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response. Please note that: (i) on November 8, 2006, the Company changed its name from “Gas SpinCo, Inc.” to “Spectra Energy Corp” and conforming changes have been made throughout the Registration Statement and the Information Statement, and (ii) that the Registration Statement and Information Statement includes 3rd Quarter, 2006 financial information.

H. Christopher Owings

United States Securities and Exchange Commission

November 16, 2006

Risk Factors, page 20

Risks Relating to the Separation, page 24

The distribution could result in significant tax liability, page 27

1.	Please revise to discuss the risk that the condition to obtain an IRS ruling or tax opinion is a waivable condition.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 27.

2.	Please discuss the risk that until the distribution occurs, Duke Energy has sole discretion to change the terms of the spin-off in ways that may not be favorable to you.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 28.

Forward-Looking Statements, page 30

3.	We note your response to comment 12 in our letter dated October 6, 2006 and reissue the comment.

Company Response:

In response to the Staff’s comment, the Company has removed the reference to the Private Securities Litigation Reform Act of 1995 in the Forward-Looking Statements legend on page 30.

Pro Forma Condensed Consolidated Balance Sheet (unaudited), page 55

4.	We note your response to comment 16 in our letter dated October 6, 2006. Further, we note the disclosure regarding the Sonatrach/Sonatrading Arbitration in your Form 10-Q for the fiscal quarter ended June 20, 2006. In this regard, we see that the tribunal found that Duke LNG breached the LNG Purchase Agreement by failing to perform marketing obligations. You also state that the final hearing on damages was concluded in March 2006, and the parties are awaiting a ruling from the tribunal. Please explain to us the status to date regarding the final hearing on damages.

Company Response:

H. Christopher Owings

United States Securities and Exchange Commission

November 16, 2006

The Company has informed us that it has not received any ruling from the tribunal regarding damages and that there has not been any change in status regarding the Sonatrach/Sonatrading Arbitration. However, if the Company receives a ruling or the status otherwise materially changes prior to the effective date of the Form 10, the Company will update the disclosure accordingly.

Business, page 135

History and Development, page 144

5.	We note your response to comment 2 in our letter dated October 6, 2006. Please revise to quantify the nominal consideration paid for the 1,000 shares of common stock.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 149.

Supplies, and Raw Materials, page 157

6.	We note your response to comment 32 in our letter dated October 6, 2006. Please file any agreements that you have with these major suppliers.

Company Response:

The Company has reviewed the agreements with each of the major suppliers listed on page 162, and has determined that each of the agreements with the major suppliers are “ordinary course of business” contracts and, as such, would not be required to be filed as an Exhibit to the Registration Statement under Item 601(b)(10) of Regulation S-K, including Item 601(b)(10)(ii)(B).

Management, page 166

7.	We note your response to comment 33 in our letter dated October 6, 2006 and partially reissue the comment. Please expand the business description of Paul M. Anderson to describe his business experience between July 2002 and November 2003.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 172.

Certain Relationships and Related Party Transactions, page 185

8.	We note your response to comment 36 in our letter dated October 6, 2006. Please revise to describe the $200 million separation payment under this section.

H. Christopher Owings

United States Securities and Exchange Commission

November 16, 2006

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 191.

Notes to Consolidated Financial Statements, page F-13

9.	We note your response to comment 39 in our letter dated October 6, 2006. Please tell us how the carrying value was established for the TEPPCO GP and LP interests. We presume such amounts were established with the acquisition of PanEnergy Corp at fair value. If so, tell us in detail how you determined fair value. If such acquisition was accounted for as a pooling, please tell us how the goodwill in the DEFS segment arose. We may have further comment.

Company Response:

The Company has informed us that Duke Energy’s acquisition of PanEnergy Corp in 1997 was accounted for as a pooling of interests under APB No. 16, “Accounting for Business Combinations” (APB No. 16). As such, the Company’s ownership in the TEPPCO general partner (“GP”) and the limited partner units (“LP”) were recorded at historical cost in conjunction with the acquisition. Prior to the sale in February 2005, Duke Capital’s investment in and earnings from both the TEPPCO GP and LP were included in Duke Capital’s Field Services segment.

As mentioned in the Company’s response to the Staff’s comment No. 39 in the letter dated October 6, 2006, Duke Capital LLC (“Duke Capital”) accounted for both the GP and the LP interests in TEPPCO using the equity method of accounting. TEPPCO makes quarterly cash distributions of its available cash to both the GP and LP unitholders and the cash distributions that TEPPCO pays during a period may exceed the investors’ proportionate share of TEPPCO’s net income for that same period, as a result of adjustments for non-cash items. Additionally, the partnership agreements provide for incentive distributions payable to the GP out of TEPPCO’s available cash in the event quarterly distributions to its unitholders exceeds specified targets. Both the quarterly cash distributions and the incentive distributions to the GP as compared to periodic earnings from the GP’s investment resulted in low carrying values for Duke Capital’s investment in the GP.

As of December 31, 2004, Duke Capital had goodwill on the Consolidated Balance Sheets of approximately $480 million associated with the Field Services segment (see page F-52). The Field Services segment principally consists of Duke Capital’s interest in Duke Energy Field Services, LLC (“DEFS”), a joint venture between a Duke Capital subsidiary and ConocoPhillips, which was formed in 2000. The majority of the Field Services segment goodwill arose when a subsidiary of Duke Capital and ConocoPhillips formed DEFS and that transaction was accounted for under the purchase method of

H. Christopher Owings

United States Securities and Exchange Commission

November 16, 2006

accounting in accordance with APB No. 16, with Duke Capital representing the acquiring entity. In conjunction with such transaction, Duke Capital contributed assets and subsidiaries, and ConocoPhillips contributed its midstream natural gas gathering, processing and natural gas liquids operations to DEFS. The ConocoPhillips assets and liabilities were valued at fair value, and goodwill of approximately $290 million was recorded in conjunction with the joint venture formation transaction. The assets and subsidiaries contributed by Duke Capital, including the investment in the GP, were recorded at Duke Capital’s historical cost as this was considered a transaction between entities under common control. After the contributions and certain one-time distributions, Duke Capital owned 69.7% and ConocoPhillips owned 30.3% of DEFS and DEFS was consolidated by Duke Capital.

The remainder of the Field Services segment’s goodwill arose in conjunction with other acquisitions accounted for under the purchase method of accounting.

No goodwill was allocated to the carrying amount of Duke Capital’s investment in the GP or LP interests in conjunction with the sale of those investments in February 2005. Duke Capital determined that neither the GP or LP investments constituted a business as defined in Emerging Issues Task Force Issue No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business,” because the investments sold did not possess long-lived assets, customer contracts or intangible assets and did not generate a substantive revenue stream. Thus, in accordance with paragraph 39 of SFAS No. 142, “Goodwill and Other Intangible Assets,” no goodwill was allocated to the carrying value of those investments to determine the gain to be recognized upon the sale.

***

H. Christopher Owings

United States Securities and Exchange Commission

November 16, 2006

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (202) 371-7535 or J.A. Glaccum at (202) 371-7247.

Very truly yours,

/s/ Jeremy D. London

Jeremy D. London, Esq.

cc:	Fred J. Fowler
P. Gifford Carter, Esq.
J.A. Glaccum, Esq.